Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS DIRECTOR AND SUPERVISOR BY THE CIRC

AND

RETIREMENT OF SUPERVISORS

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 28 May 2015 in relation to, among others, (i) the election of Mr. Xu Hengping and Mr. Xu Haifeng as Executive Directors of the fifth session of the board of directors (the “Board”) of the Company, the election of Mr. Liu Jiade as a Non-executive Director of the fifth session of the Board of the Company, the election of Mr. Drake Pike as an Independent Director of the fifth session of the Board of the Company, and the election of Mr. Miao Ping as a Non Employee Representative Supervisor of the fifth session of the supervisory committee (the “Supervisory Committee”) of the Company, at the annual general meeting (the “AGM”) held by the Company on the same date; and (ii) the election of Mr. Zhan Zhong and Ms. Wang Cuifei as Employee Representative Supervisors of the fifth session of the Supervisory Committee of the Company at the first meeting of the second session of the employee representative meeting of the Company.

APPROVAL OF QUALIFICATION AS DIRECTOR AND SUPERVISOR

The Company has recently received the approval from the China Insurance Regulatory Commission (the “CIRC”), pursuant to which, the CIRC has approved the qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as Director of the Company on 11 July 2015, and the qualification of each of Mr. Miao Ping, Mr. Zhan Zhong and Ms. Wang Cuifei as Supervisor of the Company on 11 July 2015. The appointments of the above Directors and Supervisors became effective on 11 July 2015. Please refer to the circular of the AGM dated 10 April 2015 and the announcement of the Company dated 28 May 2015 for the biographical details of the above Directors and Supervisors.

Commission File Number 001-31914

RETIREMENT OF SUPERVISORS

The term of office of Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun ended on the expiry of the term of the fourth session of the Supervisory Committee of the Company. After the qualification of each of Mr. Miao Ping, Mr. Zhan Zhong and Ms. Wang Cuifei as Supervisor was approved by the CIRC on 11 July 2015, Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun retired as Supervisors of the Company on the same date. Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun have confirmed that they have no disagreement with the Supervisory Committee and that there is no matter relating to their retirement that has to be brought to the attention of the shareholders of the Company. The Company expresses its sincere gratitude to Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun for their contributions to the Company during their tenure.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 17 July 2015

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Drake Pike